January 14, 2025

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549

Re:	Silexion Therapeutics Corp
Registration Statement on Form S-1 (Registration No. 333-282932) - Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), solely acting as placement agent on a best-efforts basis in an offering pursuant to the registration statement on Form S-1 (333-282932) (the “Registration Statement”), hereby concurs in the request by Silexion Therapeutics Corp that the effective date of the above-referenced registration statement be accelerated to 5:15 P.M. Eastern Time on Wednesday, January 15, 2025, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act.  Wainwright affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark W. Vicklund
Name: Mark W. Vicklund
Title: Chief Executive Officer

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Member: FINRA/SIPC